DYNAMIC I-T, INC.
                                 331 DANTE COURT
                               HOLBROOK, NY 11741

                                 January 9, 2004


VIA EDGAR SUBMISSION
SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, DC 20549

         Re:      Dynamic I-T, Inc.
                  Request for Withdrawal of Registration Statement on Form SB-2 File No. 333-55408, filed on February 12, 2001

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form SB-2 filed by Dynamic I-T, Inc. (the "Company") with the Securities and Exchange Commission (the "SEC") on February 12, 2001, as amended by Amendment No. 1 to Form SB-2 filed by the Company with the SEC on February 15, 2001 (the "Form SB-2").

Inasmuch as the registration has never become effective, the Company hereby applies to withdraw the Form SB-2 effective as of the date of this letter.

Please feel free to call Michael DiGiovanna, Esquire of the Law Offices of Michael DiGiovanna, 212 Carnegie Center, Suite 206, Princeton, New Jersey 08540 at (609) 919-6364 with any questions regarding the foregoing.
Very truly yours,
DYNAMIC I-T, INC.

By:   /S/ HOWARD BLUM
      -----------------
Name:  Howard Blum
Title:  President



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